EXHIBIT 99.1

NXT Energy Solutions Announces 2020 Year-End Results

CALGARY, Alberta, March 30, 2021 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. ("NXT" or the "Company") (TSX: SFD; OTC QB: NSFDF) today announced the Company's financial and operating results for the year ended December 31, 2020. All dollar amounts herein are in Canadian Dollars unless otherwise identified.

Financial and Operating Highlights

Key financial and operational highlights include:

  Cash and short-term investments at December 31, 2020 were $3.03 million;
  Survey revenues in Q4-20 were $nil and YE-20 were $0.14 million;
  A net loss of $1.69 million was recorded for Q4-20, including stock based compensation and amortization expenses of $0.45 million;
  A net loss of $6.00 million was recorded for YE-20, including stock based compensation and amortization expenses of $1.78 million;
  Cash flow used in operating activities was $0.93 million during Q4-20 and $3.45 million YE-20;
  Net loss per Common Share (defined below) for Q4-20 was ($0.03) basic and diluted;
  Net loss per Common Share for YE-20 was ($0.09) basic and diluted;
  General and administrative ("G&A") expenses for Q4-20 as compared to Q4-19 decreased by $0.24 million or 26%, mostly due to the Canada Emergency Wage Subsidy ("CEWS"), the Canada Emergency Rent Subsidy ("CERS"), lower legal costs and less travel; and G&A expenses for YE-20 as compared to YE-19 decreased by $0.33 million or 9%, due primarily to the CEWS and CERS, the Scientific Research and Development Credit ("SR&ED"), and less travel than in YE-19;
  The Employee Share Purchase Plan commenced in Q4-20 with approximately 75% employee participation.

Message to Shareholders

George Liszicasz, President, and CEO of NXT, commented, “First I want to convey my sincere hope that everyone is well and continues to stay healthy.  NXT had a very busy start to 2021 pursuing a number of strategic contract opportunities that gives me great confidence that our collective efforts will materialize into future success both short-term and long-term.”

Although no survey revenues were recorded in Q4-2020, contract opportunities substantially progressed throughout the winter in our core areas of focus in Nigeria, East-Central Africa, Mexico, Asia and South America.  With commodity prices now stabilized and global economic recovery well underway, an increased level of business development activity has been experienced with our customers.  We remain highly confident in the approach we have taken to realize near term opportunities with National Oil Companies that have a long term strategic approach to the development of reserves.

On behalf of our Board of Directors and the entire team at NXT, I want to thank all of our shareholders for their continued support.

Summary highlights of NXT's 2020 full year and fourth quarter financial statements (with comparative figures to 2019) are noted below. All selected and referenced financial information noted below should be read in conjunction with the Company's full year 2020 audited consolidated Annual Financial Statements, the related Management's Discussion and Analysis ("MD&A") and Annual Information Form.

(All in Canadian $)
	Q4-20	Q4-19	2020	2019
Operating results:
Survey revenues	$ -	$ -	$136,566	$11,976,149
Survey expenses	304,553	308,374	1,091,587	2,611,086
General & administrative expenses	791,816	898,195	3,341,010	3,541,594
Amortization and other expenses, net	445,122	449,015	1,780,806	1,781,181
	1,541,491	1,655,584	6,213,403	7,933,861
Net (loss) income and comprehensive loss) income	$(1,685,210)	$(1,775,287)	$(5,999,675)	$3,772,908
Income (loss) per common share – basic	$(0.03)	$(0.03)	$(0.09)	$0.06
Income (loss) per common share – diluted	$(0.03)	$(0.03)	$(0.09)	$0.06
Number of common shares outstanding as at end of the period	64,437,790	64,406,891	64,437,790	68,156,059
Weighted average number of common shares outstanding for the period:
Basic	64,437,790	64,406,891	64,437,790	68,156,059
Diluted	64,437,790	64,406,891	64,437,790	68,156,059
Cash provided by (used in):
Operating activities	$(926,996)	$1,206,437	$(3,452,925)	$4,052,406
Financing activities	7,592	(1,354,121)	(34,923)	(1,385,787)
Investing activities	1,049,241	257,236	3,436,691	(173,927)
Effect of foreign rate changes on cash	(87,066)	83,028	(116,942)	26,021
Net cash inflow (outflow)	42,771	192,580	(168,099)	2,518,713
Cash and cash equivalents, beginning of the period	2,647,375	2,665,665	2,858,245	339,532
Cash and cash equivalents, end of the period	2,690,146	2,858,245	2,690,146	2,858,245
Cash and cash equivalents	2,690,146	2,858,245	2,690,146	2,858,245
Short-term investments	341,261	3,781,512	341,261	3,781,512
Total cash and short-term investments	3,031,407	6,639,757	3,031,407	6,639,757
Net working capital balance	2,732,977	7,129,182	2,732,977	7,129,182

NXT's 2020 fourth quarter financial and operating results have been filed in Canada on SEDAR at www.sedar.com, and will soon be available in the USA on EDGAR at www.sec.gov/edgar, as well as on NXT's website at www.nxtenergy.com.

Details of the conference call are as follows:

Date:	Wednesday, March 31, 2021
Time:	11:00 a.m. Eastern Time (9:00 a.m. Mountain Time)
North American Participants Call:	1-(855)-783-0506
Participant Pass Code	5549783

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary SFD® survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify traps and reservoirs with exploration potential. The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc. NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Eugene Woychyshyn	George Liszicasz
Vice President of Finance & CFO	President & CEO
+1 403 206 0805	+1 403 206 0800
nxt_info@nxtenergy.com	nxt_info@nxtenergy.com
www.nxtenergy.com	www.nxtenergy.com

Forward-Looking Statements

Certain information provided in this press release may constitute forward-looking information within the meaning of applicable securities laws. Forward-looking information typically contains statements with words such as "anticipate", "believe", "estimate", "will", "expect", "plan", "schedule", "intend", "propose" or similar words suggesting future outcomes or an outlook. Forward-looking information in this press release includes, but is not limited to, information regarding: business negotiations, opportunities, discussions, including the timing thereof and business strategies. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including those related to the novel coronavirus (2019-nCoV/COVID-19), and the potentially negative effects thereof on the Company's workforce, its supply chain or demand for its products. Additional risk factors facing the Company are described in its most recent Annual Information Form for the year ended December 31, 2020, which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval (SEDAR) located at www.sedar.com. The forward-looking statements contained in this press release are made as of the date hereof, and except as may be required by applicable securities laws, the Company assumes no obligation to update publicly or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Non-GAAP Measures

This news release contains disclosure respecting non-GAAP performance measures including net working capital which does not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures presented by other entities. This measure is included to enhance the overall understanding of NXT’s ability to assess liquidity at a point in time. Readers are urged to review the section entitled "Non-GAAP Measures” in NXTs MD&A for the year ended December 31, 2020 which is available under NXT's profile on SEDAR at www.sedar.com, for a further discussion of such non-GAAP measures. The financial information accompanying this news release was prepared in accordance with US GAAP unless otherwise noted. Management's discussion and analysis of financial results and the audited consolidated financial statements and notes for the year ended December 31, 2020, are available through the Internet in the Investor Relations section of www.nxtenergy.com or under NXT's SEDAR profile at www.sedar.com.